UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  333-117473

MUELLER GROUP, LLC

(Exact name of registrant as specified in its charter)

1200 Abernathy Road, Suite 1200, Atlanta, Georgia 30328 (770) 206-4200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10% Senior Subordinated Notes due 2012 (a)

Guarantees of the Notes by each of the Additional Registrants

(a) Issued by Mueller Group, Inc. (subsequently merged with and into Mueller Group, LLC)

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(i)	☐

Approximate number of holders of record as of the certification or notice date: one

10% Senior Subordinated Notes due 2012 (a)

Guarantees of the Notes by each of the Additional Registrants

(a) Issued by Mueller Group, Inc. (subsequently merged with and into Mueller Group, LLC)

 Pursuant to the requirements of the Securities Exchange Act of 1934, Mueller Group, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 5, 2007	By:	/s/ Stacey K. Geer
			Name:	Stacey K. Geer
			Title:	Associate General Counsel